RECEIVED

2005 SEP 12

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

05011113

6 September 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
2/8/05	Norwood Immunology – Preclinical Trial in Transplantation
11/8/05	Norwood Immunology – Publication in Leading Scientific Journal
25/8/05	Norwood and AWI Sign Agreement For Next Phase of Development Program
1/9/05	Norwood Raises US$10million from US Investors

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone +61 3 9782 733[illegible]
Facsimile +61 3 9782 7334
norwood@norwoodabbey.[illegible]
[illegible]

NORWOOD AND AWI SIGN AGREEMENT FOR NEXT PHASE OF DEVELOPMENT PROGRAM FOR DELIVERY OF CHEMICAL MULESING PROTEIN

Key points:

- **Norwood enters into next phase agreement with AWI for a needle-free delivery system**
- **AWI funding phase 2 development project**
- **Prototype complete and preliminary trial on live sheep successful**
- **Next stage of needle-free delivery system testing in sheep to commence in September 2005**

Norwood Abbey Limited (ASX: NAL) advises it has entered into an agreement with Australian Wool Innovation Limited (AWI) for the next phase of development of its needle-free delivery system to deliver a chemical mulesing agent (protein) into sheep.

The agreement relates to the phase 2 development and testing of the device which is designed to deliver substances by way of an application technology that can effectively substitute for surgical mulesing.

AWI is funding the phase 2 development project.

The phase 2 development project will develop a needle-free injector for drug delivery and has two main stages:

- The first stage will develop a needle-free injector for administering the mulesing protein
- The second stage will test this injector on live sheep (this is in addition to studies already successfully completed)

The first stage is complete. The second stage of the program will involve testing of the prototype device in sheep and is scheduled to commence in September 2005. Ethics approval for this second stage of testing has been granted.

As previously reported the Bioinstrumentation Laboratory at Massachusetts Institute of Technology in Boston (MIT) has produced the first hand held working prototype of a needle-free drug delivery device. In recent trials at MIT, the prototype device has successfully delivered the protein into sheep skin in the laboratory. Additionally, in preliminary trials on sheep, the hand-held prototype device delivered the protein to an animal. Based on the trial parameters and examination of biopsied skin samples, the trial was deemed to be a success.

AWI Animal Health and Welfare Program Manager Dr Scott Williams said that preliminary trials on sheep using the needle-free prototype gave the equivalent results as conventional needle delivery.

"This is really exciting news and we are now moving into proof-of-concept trials for this particular injection device with Norwood Abbey," he said.

Following the completion of the testing and assuming all milestones are achieved, a detailed brief and proposal will be prepared for the final product development and commercialisation phase of the needle-free mulesing injector system.

Subject to the success of further trials of both the protein and applicator, the final product could be commercially available as early as 2007.

Currently surgical mulesing is performed on approximately 15 million sheep a year and has been shown to prevent 90-100% of cases of breech flystrike. However AWI has initiatives underway to develop better flystrike prevention and control, including viable alternatives to surgical mulesing.

For further information on Norwood Abbey visit www.norwoodabbey.com

For further information contact:

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

norwood
immunology

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD IMMUNOLOGY –
PRECLINICAL TRIAL IN TRANSPLANTATION

Key Points:

- **Key collaboration to establish transplantation tolerance**
- **Agreement with Massachusetts General Hospital, the largest teaching affiliate of the Harvard Medical School, Boston USA**

Norwood Immunology Limited **(AIM:NIM)**, the company focussed on the rejuvenation of the immune system, today announces the signing of an important collaboration with the Massachusetts General Hospital, in Boston, to determine whether tolerance to donated organ and tissue transplants can be established without the need for prolonged immuno-suppressants. The Massachusetts General Hospital is the largest teaching affiliate of Harvard Medical School.

The proof of concept preclinical trial will be lead by clinical immunologist David Sachs MD, Director of the Transplantation Biology Research Center, at the Massachusetts General Hospital. This trial will test whether the thymus, having been reactivated by Norwood Immunology's technology can, particularly in the presence of donor haemopoietic stem cells (the stem cells that form blood and immune cells), create a new immune system that is tolerant to that donor. The trial will examine whether a transplanted kidney will be accepted as "self" and survive without the need for long term immuno-suppressive drugs.

The rejection of foreign transplants by the immune system is a significant clinical problem. Without the availability of a "perfect" tissue match, powerful immuno-suppressive drugs are normally required to avoid patient rejection of a transplant. Such drugs can have serious long-term side effects and leave donor organ recipients prone to infections.

If successful, the preclinical trial data could provide justification for treating humans with a new method for preventing organ or tissue rejection and could change the face of current transplant practice in the clinic.

The thymus, which produces all of the body's T cells degenerates with age. This occurs particularly post puberty and leads to a progressive decline in the output of T cells. The thymus is critical because it also programmes those T cells to recognise and destroy foreign cells, such as those in a donor transplant, and equally not to reject "self".

Dr David Sachs has observed that tolerance to a donated organ can be achieved in young animals, which have an active thymus. However, the traditional pattern of rejection observed in mature adult animals suggests a critical role for an active thymus in mediating tolerance.

The trial is to be funded by NIM with support from its US licence partner, TAP Pharmaceutical Products Inc.

Dr. David H. Sachs, Director of the Transplantation Biology Research Center at Massachusetts General Hospital, commented: "We are very excited about this collaboration, in which we hope that the technology of Norwood Immunology will enable us to apply the principles we have learned about tolerance in juvenile animals to adult animals and eventually to patients."

Richard Williams, CEO of Norwood Immunology, commented: "The issue of controlling the rejection of solid organ transplants – and indeed in due course stem cell transplants - poses a significant unmet clinical need. We are delighted to be working with Dr Sachs and Massachusetts General Hospital on this trial which aims to demonstrate that, with an active thymus, transplant rejection can be eliminated without the long term harmful use of immuno-suppressive drugs. The potential to move this trial into the clinic is exciting."

For further information on Norwood Immunology visit www.norwoodimmunology.com

For further information contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44 (0) 7860 295153

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Background:

Norwood Immunology has licensed its immunology intellectual property to TAP Pharmaceutical Products Inc. for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott Laboratories, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com.

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.a
www.norwoodabbey.com

NORWOOD RAISES US$10 MILLION FROM US INVESTORS

Key points:

- ***US investors to inject US$10 million(A$13.3 million) into Norwood Abbey***
- ***Notes convertible prior to maturity at A$0.42 per share***
- ***Further evidence of strong US investor support***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has reached agreement with US institutional investors to raise US$10 million (approximately A$13.3 million). The agreement has been completed with the assistance of Jeffries & Co. of New York and BBY of Sydney.

The funds are in the form of unlisted convertible notes. Indus Capital Partners, a private fund management group focusing on the Asia-Pacific region, is subscribing for US$7 million of the convertible notes and Tiedemann Global Emerging Markets US$3 million.

The notes are to be subscribed for in two tranches; US$5 million for a two year term and US$5 million for a three year term. The three year notes are issued subject to shareholder approval at an EGM to be called forthwith. The EGM notice will set out full details of the arrangements in relation to the notes and other terms.

Summary of the terms of the notes:

Total funds raised:	***US$10 million***
Interest rate:	***Tranche A 3.5% per annum; Tranche B 4.5%***
Face value:	***US$1.00***
Term:	***Tranche A 2 years; Tranche B 3 years***
Conversion price:	***A$0.42 during the Term or 10% discount to VWAP at maturity***

Attaching to the notes are 8.335 million options to acquire shares in the Company at 65 cents per share (being 0.8335 options for each note issued). The options have a term of four years, with the potential to raise a further A$5.4 million.

Executive Chairman Peter Hansen comments: "We are delighted with the strong ongoing support from our US institutional investors. The confidence shown in injecting such a significant sum, with conversion during the Term at a 33.3% premium to last Friday's closing share price, should be seen as a strong endorsement of Norwood's prospects. A further strong endorsement lies in the agreement to an option exercise price at a 133% premium to last Friday's closing share price".

The fundraising is further evidence of the continuing support for Norwood in the US market. The current total US institutional shareholding in Norwood Abbey is in excess of 25%; this will increase to approximately 35% if all convertible notes are converted into ordinary shares.

The convertible notes are convertible at the option of the holders at A$0.42 per share at any time during the term of the notes. At maturity, the notes are convertible at the discretion of the note-holder at a 10% discount to the volume weighted average closing share price in the twenty trading days prior to maturity.

The Company intends to use the funds to meet all remaining financial obligations to CIBA Vision under the EyeCare purchase agreement, an expansion of the production of EyeCare products and additional cost reductions already foreshadowed in previous announcements. The remainder of the funds raised are intended to provide the necessary working capital to take the Company (excluding Norwood Immunology Ltd) through to cash-flow positive status on a month-to-month basis.

This fund raising, in the form of the convertible notes, supercedes the earlier advised plan (ASX March 29, 2005) approved by shareholders at the EGM on June 30 2005, for a possible additional equity investment by these same investors.

For further information on Norwood Abbey visit www.norwoodabbey.com

For Further Information:

Company Contacts:

Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:

Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

norwood immunology

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD IMMUNOLOGY – PUBLICATION IN LEADING SCIENTIFIC JOURNAL

Key Points:

- **Core research findings published in the Journal of Immunology**
- **Data shows that it is possible to reverse the natural immune system ageing process**

Norwood Immunology Limited **(AIM:NIM)**, the company focussed on the rejuvenation of the immune system, today announces the publication of its core research findings in a leading international peer reviewed journal, The Journal of Immunology.

The publication in The Journal of Immunology, 2005, 175: 2741-2753, was co-authored by Associate Professor Richard Boyd, the Company's Chief Scientific Officer and Dr Jayne Sutherland, a post-doctorate fellow working under his supervision at Monash University in Melbourne, Australia.

The publication shows that it is possible to reverse the natural ageing process in the immune system in mice and humans, using the normal hormone Leuteinizing Hormone-Releasing Hormone (LHRH) to temporarily inhibit sex steroids. In doing so they were able to revitalise the thymus, the major engine room of the immune system, stimulating it to produce more of the T cells required to maintain good health.

This increased output of new T cells, led to enhanced T cell responses and improved recovery of the immune system following bone marrow transplantation. The loss of sex steroids also increased the level of haemopoietic stem cells in the bone marrow. These cells are important for the bone marrow and thymus to produce between them, all blood cells. It also showed for the first time, that prostate cancer patients who had sex steroids temporarily suppressed as part of their normal therapy, have increased levels of new T cells in their blood.

The immune system deteriorates severely with age and is further destroyed by severe viral infections and common cancer treatments such as chemotherapy and radiotherapy. The ability to overcome these immune system deficiencies potentially provides a new approach to treating a number of indications, in particular cancer. Furthermore, it may also boost the effectiveness of vaccines to cancer and infections.

Richard Williams, CEO of Norwood Immunology, commented: "This is the first of several publications relating to the Company's research that we anticipate this year. Acceptance of this publication further supports the scientific merit and the significance of the Company's research. The international exposure in such a major journal is likely to attract further interest in its potential clinical applications."

norwood immunology

NORWOOD ABBEY

For further information please contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44 (0)7860 295153

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Background:

Norwood Immunology has licensed its immunology intellectual property to TAP Pharmaceutical Products Inc. for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott Laboratories, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com.